ALTAIR INTERNATIONAL CORP.

6501 E GREENWAY PKWY #103-412

SCOTTSDALE, AZ 85254

August 18, 2016

Via EDGAR

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Altair International Corp.
Form 10-K for the Year Ended March 31, 2016
File No. 333-190235

Dear Mr. Cash,

In response to the comments contained in your letter of August 15, 2016, an amendment to the Company’s 10-K was filed with the SEC yesterday that incorporates the additional information requested that was inadvertently omitted in the original filing.

The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you any have further comments or questions regarding this matter, please contact me at (760) 413-3927.

Sincerely,

/s/ Alan Smith

Alan Smith

CEO and CFO

Altair International Corp.